TELLIMER MARKETS INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2019 (MM/DD/YY) AND ENDING 3/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Tellimer Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
575 Fifth Avenue, 27th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Abu 212-551-3490
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Felix Abu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tellimer Markets Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



CEO

Tellimer Markets Inc. is making this filing without a notarization as permitted by the Securities Exchange Commission's Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, dated April 2, 2020.

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELLIMER MARKETS INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tellimer Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tellimer Markets Inc. (the "Company"), as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statement, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about the Company's ability to continue as a going concern. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York
June 1, 2020

TELLIMER MARKETS INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2020

ASSETS

Cash	$	739,378
Restricted cash		270,023
Receivables from affiliate		86,637
Income tax receivable		8,082
Property and equipment, net		199,098
Right of use assets		2,396,725
Security deposit		355,544
Other assets		15,618
Total assets	$	4,071,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	77,817
Lease liabilities		2,662,151
Total liabilities		2,739,968

Stockholder's equity

Common stock, $.01 par value,		
1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		8,174,990
Accumulated deficit		(6,843,863)
Total stockholder's equity		1,331,137
Total liabilities and stockholder's equity	$	4,071,105

See accompanying notes to this financial statement.

TELLIMER MARKETS INC.

NOTES TO THE FINANCIAL STATEMENT
Year Ended March 31, 2020

1. Nature of business and summary of significant accounting policies

Nature of Business

Tellimer Markets Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Exotix Holdings Limited (the "Parent").

The Company was historically engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offered the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a name give-up basis. The Company conducted business exclusively with institutional buy side investors, securities dealers and other professional market participants.

The above activities have reduced significantly during the period and on February 28, 2020, the Parent executed a definitive sale and purchase agreement to sell the entire amount of shares of the Company to Frontera Capital Group Limited. The completion of the sale is contingent on receiving the required regulatory approvals for change of control.

The Company maintains all of its regulatory licenses and permissions and may act as agent in selling securities in private placements, generally under Securities Act Regulation D.

Going Concern

The Company's management has evaluated ASU No. 2014-15, *Going Concern* ("ASU 2014-15") The Company has incurred recurring losses from operations, and expects to do so in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue depends on a significant improvement in performance and the ability to obtain financing. The financial statements do not reflect any adjustments should the Company be unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on June 1, 2020. Subsequent events have been evaluated through this date.

Restricted Cash

All cash is on deposit with a major financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000, however the Company has not experienced any losses in such account.

4

TELLIMER MARKETS INC.

1. **Nature of business and summary of significant accounting policies (continued)**

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Shorter of estimated life of asset or lease term	Straight-line

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that reduces stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

TELLIMER MARKETS INC.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2015. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company had no uncertain tax positions at March 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Translation of Foreign Currency and Foreign Exchange Gain/Loss

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the March 31, 2020 exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date.

Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in two noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at April 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

There is a sublease agreement in place for one of the office spaces.

TELLIMER MARKETS INC.

1. Nature of business and summary of significant accounting policies (continued)

Coronavirus

The existence of a new coronavirus (COVID-19) was confirmed in early January 2020. Since then the coronavirus has spread to a significant number of countries including the United States of America, causing ongoing disruption to businesses and economic activity. The outbreak of the coronavirus has impacted the Company with management implementing contingency measures to ensure the business continues to operate as effectively as possible through these conditions. Due to the evolving nature of the coronavirus outbreak an estimate of its financial effect, cannot be made at the date of issue of the financial statements.

2. Customer transactions

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At March 31, 2020, all transactions had settled.

3. Related party transactions

Commission Revenue

Substantially all of the Company's commission revenue is derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its affiliates. Pursuant to a clearing arrangement with an affiliate, the Company's commissions from customers are collected by an affiliate and remitted to the Company.

Clearance Fees

The Company relies on an affiliate to clear trades with customers, and pays clearing fees to the affiliate. The Company's financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Reimbursed Expenses

An affiliate at times will pay for expenses on the Company's behalf, including but not limited to travel, communications and occupancy expenses.

Receivable from affiliate

The Company receives the commission revenue from customers after deducting the clearance fees and reimbursed expenses owed to an affiliate. As of March 31, 2020, the receivable from affiliate was approximately $87,000.

TELLIMER MARKETS INC.

4. Property and equipment

Details of property and equipment at March 31, 2020 are as follows:

Office and other equipment	$	14,193
Leasehold improvements		32,871
Furniture and fixtures		174,684
		221,748
Less: accumulated depreciation		
and amortization		22,650
	$	199,098

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company's net capital was approximately $396,000 which was approximately $146,000 in excess of its minimum requirement of $250,000.

6. Income taxes

The Company's effective tax rate differs from its statutory tax rate as a result of state taxes, permanent differences, changes in enacted tax rates and recording of a valuation allowance.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended March 31, 2020. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of March 31, 2020, a valuation allowance of approximately $3,190,000 has been recorded to record only the portion of the deferred tax assets that will more likely than not be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

As of March 31, 2020, the Company had net operating loss carryforwards of approximately $11,760,000 for federal purposes available to offset future taxable income. The federal net operating loss carryforwards generated prior to the current year expire commencing 2036. However, the federal net operating losses generated in the year ended March 31, 2019 and forward in amount of approximately $10,668,000 may be carried forward indefinitely.

Additionally, the Company has state and city net operating loss carryforwards of approximately $5,958,000 and $6,002,036, respectively, as of March 31, 2020. The state and city net operating loss carryforwards begin to expire in 2036.

6. Income taxes (continued)

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of March 31, 2020, the Company does not have any unrecognized tax benefits resulting from such tax positions.

7. Concentrations of credit and off-balance sheet risk

Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at March 31, 2020 settled with no resultant loss being incurred by the Company.

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

9. Leases

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space leases requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

TELLIMER MARKETS INC.

9. Leases (continued)

Amounts reported in the Statement of Financial Condition as of March 31, 2020 were as follows:

Operating leases:		
Operating lease ROU assets	$	2,396,725
Operating lease liabilities	$	2,662,151

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The weighted average remaining lease term is 8.8 years and the discount rate used on the leases was 6.0%. Maturities of lease liabilities under noncancellable operating leases as of March 31, 2020 are as follows:

Year Ending March 31,		
2021	$	477,726
2022		348,624
2023		348,624
2024		348,624
2025		366,557
Thereafter		1,557,689
Total undiscounted lease payments		3,447,844
Less imputed interest		(785,693)
Total lease liabilities	$	2,662,151

10. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan.

11. Subsequent events

No other events or transactions subsequent to March 31, 2020 through the date these financial statements were issued would require recognition or disclosure in these financial statements other than as noted below.